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                                                               Exhibit (a)(5)(B)


FOR IMMEDIATE RELEASE

MENTOR GRAPHICS EXTENDS TENDER OFFER FOR IKOS SYSTEMS, INC.


WILSONVILLE, OR - December 26, 2001 - Mentor Graphics Corporation (Nasdaq: MENT) today announced that it has extended its $11.00 per share cash tender offer for all outstanding shares of the common stock of IKOS Systems, Inc. (Nasdaq: IKOS) to 12:00 Midnight, New York City time, on Friday, January 25, 2002, unless further extended. The tender offer was previously scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, January 8, 2002.

The extension of the scheduled expiration date of the tender offer will provide additional time during the holiday season for the Federal Trade Commission to review the tender offer and the proposed merger under the Hart-Scott-Rodino
(HSR) Act. To facilitate this review, Mentor Graphics is voluntarily withdrawing its HSR notification on December 26, 2001 and will refile its HSR notification on December 28, 2001.

As of the close of business on December 26, 2001, 2,001 shares of IKOS common stock had been validly tendered into the offer, which, together with the 841,600 shares already beneficially owned by Mentor, represents approximately nine percent of IKOS' outstanding common stock (based upon 9,341,276 shares outstanding as of December 15, 2001). The shares tendered represent less than one percent of the outstanding common stock.

As announced on December 7, 2001, Mentor Graphics offered to acquire IKOS Systems for $11.00 in cash per share of IKOS common stock. The offer represents a premium of 37% over the Nasdaq closing price of IKOS stock on December 6, 2001 and a premium of 49.5% over IKOS' closing price on June 29, 2001, the last trading day before IKOS announced its proposed acquisition by Synopsys, Inc. (Nasdaq: SNPS). Furthermore, the offer represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001. In addition, Mentor's offer is subject to fewer conditions than the Synopsys proposal and can be consummated months earlier than the Synopsys proposal. Mentor's offer is not subject to any financing condition.

ABOUT MENTOR GRAPHICS

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

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CONTACTS

Mentor Graphics Corporation            The Abernathy MacGregor Group
Ryerson Schwark                        Chuck Burgess
Tel:  503-685-1660                     Jason Thompson
                                       Tel:  212-371-5999